SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 QuesTech, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.05 Per Share
                         (Title of Class of Securities)

                                    74835710
                                 (CUSIP Number)

                                 David Gutridge
                         Modern Technologies Corporation
                               4032 Linden Avenue
                                Dayton, OH 45432
                                 (937) 252-9199
            --------------------------------------------------------
    (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)
                                 March 20, 1998
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No. 74835710
                                  Schedule 13D

1)       Names of Reporting Persons/I.R.S. Identification Nos. of
         Above Persons (Entities Only)

         Modern Technologies Corporation - I.R.S. No. 31-1150875

2)       Check the Appropriate Row if a Member of a Group (See
         Instructions)
         (a) X
         (b)

3)       SEC Use Only

4)       Source of Funds (See Instructions)

         WC

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d)or 2(e)

6)       Citizenship or Place of Organization                    Ohio

         Number of            7) Sole Voting Power                  0
         Shares Bene-
         ficially             8) Shared Voting Power           30,500
         Owned by
         Each                 9) Sole Dispositive Power             0
         Reporting
         Person With         10)  Shared Dispositive Power     30,500

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         30,500

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)

         1.9%

14)      Type of Reporting Person (See Instructions)

         CO

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



CUSIP No. 74835710
                                  Schedule 13D

1)       Names of Reporting Persons/I.R.S. Identification Nos. of
         Above Persons (Entities Only)

         Rajesh K. Soin

2)       Check the Appropriate Row if a Member of a Group (See
         ------------------------------------------------
         Instructions)
         (a) X
         (b)

3)       SEC Use Only

4)       Source of Funds (See Instructions)

         PF

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d)or 2(e)

6)       Citizenship or Place of Organization         United States

         Number of           7) Sole Voting Power                 0
         Shares Bene-
         ficially            8) Shared Voting Power          85,400
         Owned by
         Each                9) Sole Dispositive Power            0
         Reporting
         Person With         10)  Shared Dispositive Power    85,400


11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         85,400

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)

         5.3%

14)      Type of Reporting Person (See Instructions)

         IN




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



CUSIP No. 74835710
                                  Schedule 13D

1)       Names of Reporting Persons/I.R.S. Identification Nos. of
         Above Persons (Entities Only)

         Indu Soin

2)       Check the Appropriate Row if a Member of a Group (See
         Instructions)
         (a) X
         (b)

3)       SEC Use Only

4)       Source of Funds (See Instructions)

         PF

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d)or 2(e)

6)       Citizenship or Place of Organization          United States


         Number of            7) Sole Voting Power                 0
         Shares Bene-
         ficially             8) Shared Voting Power          48,900
         Owned by
         Each                 9) Sole Dispositive Power            0
         Reporting
         Person With         10)  Shared Dispositive Power    48,900


11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         48,900

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

         3.0%

14)      Type of Reporting Person (See Instructions)

         IN


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



CUSIP No. 74835710
                                  Schedule 13D

1)       Names of Reporting Persons/I.R.S. Identification Nos. of
         Above Persons (Entities Only)

         Shiva Enterprise Family Partnership - I.R.S. No. 31-1440772

2)       Check the Appropriate Row if a Member of a Group (See
         Instructions)
         (a) X
         (b)

3)       SEC Use Only

4)       Source of Funds (See Instructions)

         WC

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d)or 2(e)

6)       Citizenship or Place of Organization                  Ohio

         Number of            7) Sole Voting Power                0
         Shares Bene-
         ficially             8) Shared Voting Power          6,000
         Owned by
         Each                 9) Sole Dispositive Power           0
         Reporting
         Person With         10)  Shared Dispositive Power     6,000


11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         6,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)

         .4%

14)      Type of Reporting Person (See Instructions)

         PN



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

                                  SCHEDULE 13D


1.       Security and Issuer.

         This  statement  relates to the Common Stock,  $.05 par value per share
         (the "Common Stock"), of QuesTech, Inc., a Virginia corporation ("QuesTech"), which has its principal executive offices at 7600-W Leesburg Pike, Falls Church, Virginia 22043.

2.       Identity and Background.

         This statement is filed on behalf of (i) Modern Technologies Corporation, an Ohio corporation ("Modern Technologies") whose business address is 4032 Linden Avenue, Dayton, Ohio 45432 and whose principal business is engineering and technical consulting, (ii) Rajesh K. Soin ("Mr. Soin"), who is chief executive officer of Modern Technologies and whose business address is 4032 Linden Avenue, Dayton, Ohio 45432, (iii) Indu Soin ("Mrs. Soin"), who is Mr. Soin's wife, general manager of Beavercreek Properties Limited, a real estate management company, and whose business address is 4032 Linden Avenue, Dayton, Ohio 45432 and
         (iv) the Shiva Enterprise Family Partnership, a limited partnership organized under the laws of the State of Ohio (the "Partnership") whose business address is 4032 Linden Avenue, Dayton, Ohio 45432, whose sole general partner is Mr. Soin and whose principal business is investing. Modern Technologies, Mr. Soin, Mrs. Soin, and the Partnership are hereafter collectively referred to as the "Reporting Persons."

         The name, residence or business address, principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, with respect to each director and executive officer of Modern Technologies is set forth in Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of Modern Technologies, each of the persons named on Schedule 1 is a United States citizen.

         None of the Reporting Persons and to the best of the knowledge of Modern Technologies, no director or executive officer of Modern Technologies, has been within the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or


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


         administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.       Source and Amount of Funds or Other Consideration.

         Modern Technologies used $ 234,223 in funds from working capital to purchase its shares of Common Stock.

         Mr. Soin and Mrs. Soin, whose shares of Common Stock are held as joint tenant, used $ 398,275 in personal funds to purchase their shares of Common Stock.

         The Partnership used $ 49,125 in funds from working capital to purchase its shares of Common Stock.

4.       Purpose of the Transaction.

         The Reporting Persons acquired the Common Stock owned by them in order to obtain a significant equity position in QuesTech. The Reporting Persons have been evaluating a possible negotiated acquisition transaction between Modern Technologies and QuesTech. In correspondence dated January 21, 1998 and in a meeting with the chief executive office of QuesTech, Mr. Soin has indicated Modern Technologies' interest in making a cash offer as part of a negotiated transaction to acquire a minimum of 55% of the outstanding Common Stock and a maximum of 100% of the outstanding Common Stock for $11.00 per share.

         In a letter dated February 3, 1998 addressed to Mr. Soin, Michael P. Rivera, the Vice President and General Counsel of QuesTech indicted that QuesTech was engaged in a process of evaluating strategic alternatives and that the Modern Technologies expression of interest had been forwarded to QuesTech's financial advisors. Mr. Rivera's letter stated that while the evaluation process is continuing, QuesTech intends to maintain its independence and is not for sale. Modern Technologies remains interested in pursuing a negotiated transaction with QuesTech and the Reporting Persons may consider acquiring additional shares in open market transactions, privately negotiated transactions or otherwise. In the event Modern Technologies and QuesTech pursue a negotiated transaction, Modern Technologies may consider changes to the directors and management of QuesTech after such a transaction, although Modern Technologies presently anticipates that the QuesTech management team would continue managing QuesTech after any acquisition by Modern Technologies. After any such transaction, the


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


         registration of the Common Stock pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, may be terminated and the Common Stock may cease to be quoted on NASDAQ.

         In the event QuesTech does not indicate a timely interest in pursuing a negotiated transaction with Modern Technologies, the Reporting Persons may sell all or part of their shares of Common Stock, in one or more transactions, at prices they consider attractive in open market transactions, in privately negotiated transactions, or a combination of such transactions.

         Except as discussed above, the Reporting Persons do not presently have any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f)      Any  other  material  change  in  the  issuer's   business  or
                  corporate structure;

         (g)      Changes  in  the  issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.



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



5. Interest in Securities of the Issuer.

         Modern Technologies is beneficial owner of 30,500 (or 1.9% of the outstanding) shares of Common Stock. As chief executive officer and controlling shareholder of Modern Technologies, Mr. Soin may be deemed to share voting and dispositive power with respect to such shares.

         Mr. Soin may be deemed to be beneficial owner of 85,400 (or 5.3% of the outstanding) shares of Common Stock, 30,500 shares of which he may be deemed to share voting and dispositive power with Modern Technologies of which he is chief executive officer and controlling stockholder, 48,900 shares of which he may be deemed to share voting and dispositive power with his wife with whom he holds such shares as joint tenant, and 6,000 shares of which he may be deemed to share voting and dispositive power with the Partnership of which he is sole general partner.

         Mrs. Soin is beneficial owner of 48,900 (or 3.0% of the outstanding) shares of Common Stock, and may be deemed to share voting and dispositive power with respect to such shares which are held as joint tenant with Mr. Soin.

         The Partnership is beneficial owner of 6,000 (or .4% of the outstanding) shares of Common Stock. Mr. Soin who is sole general partner of the Partnership may be deemed to share voting and dispositive power with respect to such shares.

         To the knowledge of Modern Technologies, none of the directors or executive officers of Modern Technologies other than Mr. Soin and Mrs. Soin beneficially owns any shares of Common Stock. Modern Technologies disclaims beneficial ownership of any shares of Common Stock owned by its directors and executive officers.

         The Reporting Persons have had no transactions in the Common Stock in the sixty days before the date hereof, except for purchases in the open market transactions set forth below:


                    Reporting Person                            Number of
                    effecting the                               shares                 Price per
Date                transaction                                 purchased              share
----                -----------                                 ---------              -----
3/12/98             Modern Technologies                         3,000                  $ 7.5000
3/17/98             Modern Technologies                         2,000                  $ 7.0625
                                                                5,000                  $ 7.5000
3/18/98             Modern Technologies                           500                  $ 6.8125
                                                                1,000                  $ 6.9375
3/19/98             Modern Technologies                         3,000                  $ 7.8125


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




3/19/98             Mr. Soin and Mrs. Soin                      4,000                  $ 7.0625
3/25/98             Modern Technologies                         3,500                  $ 8.0625

         None of the directors or executive officers of Modern Technologies other than Mr. Soin and Mrs. Soin has had any transaction in the Common Stock in the sixty days before the date hereof.

6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         None of Modern Technologies, its directors or executive officers, Mr. Soin, Mrs. Soin or the Partnership has any contracts, arrangements, understandings or relationships with respect to securities of QuesTech.

7. Material to be Filed as Exhibits.

         1. Letter, dated January 21, 1998, from Rajesh K. Soin to Vincent L. Salvatori.




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



                                    Signature

         After reasonable inquiry and to the best of knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement is true, complete and correct.

Dated:  March 30, 1998                      MODERN TECHNOLOGIES CORPORATION



                                            By: s/Rajesh K. Soin
                                               -------------------------
                                                Rajesh K. Soin
                                                Chairman, President and
                                                 Chief Executive Officer


                                            s/Rajesh K. Soin
                                            -------------------------
                                            Rajesh K. Soin


                                            s/Indu Soin
                                            -------------------------
                                            Indu Soin


                                            Shiva Enterprises Limited
                                              Partnership


                                            By: s/Rajesh K. Soin
                                               -------------------------
                                                Rajesh K. Soin
                                                General Partner



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



                                   SCHEDULE 1

                    Board of Directors and Executive Officers
                       of Modern Technologies Corporation


         The business  address of each of the following  persons except Lawrence
A. Skantze is 4032 Linden Avenue, Dayton, Ohio 45432.

                                                Principal Occupation and
Name                                                Business Address
----                                                ----------------

Rajesh K. Soin                         Chairman, President, Chief Executive
                                       Officer, Treasurer and Director of
                                       Modern Technologies

Thomas M. McCann                       Vice President and Secretary of Modern
                                       Technologies

Indu Soin                              Director of Modern Technologies, general
                                       manager of Beavercreek Properties
                                       Limited, a real estate management
                                       company

David S. Gutridge                      Vice President of Modern Technologies

Larry A. Skantze                       Retired United States Air Force General
                                       and Director of Modern Technologies
                                       1703 Chesterbrook Vale Court
                                       McLean, Virginia 22101

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